

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 12, 2008

<u>Via U.S. Mail</u>

Mr. Robert B. Barnhill, Jr.
Chief Executive Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, MD   21031

> **Re:** **TESSCO Technologies Incorporated**
> **Form 10-K for the fiscal year ended March 30, 2008**
> **Filed June 12, 2008**
> **File No. 1-33938**

Dear Mr. Barnhill:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief